UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidates nominated by minority shareholders for the Board of Directors

—

Rio de Janeiro, March 29, 2022 - Petróleo Brasileiro S.A. - Petrobras, in accordance with the Ofício-Circular/Anual-2022-CVM/SEP, informs that it has received nomination from shareholders for candidates to the positions destined to shareholders that hold preferred shares and minority shareholders (non-controlling shareholders) that hold common shares in the Board of Directors, whose election will take place at the Annual General Meeting on April 13, 2022.

Shareholders Dinâmica Energia FIA and Banclass FIA, both managed by Banco Clássico S.A., have nominated the following candidates:

Candidate Name	Position
Daniel Alves Ferreira	Member of the Board of Directors representing preferred shareholders
Rodrigo De Mesquita Pereira	Board of Directors member nominated by minority common shareholders for separate election

Below is the resume of the nominated candidates:

Daniel Alves Ferreira. Mr. Daniel Alves Ferreira holds a Bachelor's Degree in Law from the Law School of Universidade Paulista - UNIP of São Paulo, graduated in 1995, and a Specialization Course in "Capital Markets - Legal Aspects" from Escola de Direito da Fundação Getúlio Vargas (2009). From 1996 to 2002, he was a senior associate at Mesquita Pereira, Almeida e Esteves Advogados, working in the civil, family and consumer law areas. Later, he was a partner lawyer at Mesquita Pereira, Almeida Esteves Advogados, with activities in the areas of mass litigation and corporate law (capital markets). He acted as shareholder representative in several Meetings of Public and/or Closed Companies and as manager of the Proxy Voting area - 2002 to 2018. He has been a partner at Alves Ferreira & Mesquita Sociedade de Advogados since 2018, responsible for the Corporate and Capital Markets Areas. He has served on the following Boards of Directors: CEMIG, CEMIG Distribuidora and CEMIG Geração e Transmissão (2016/2018); Renova Energia (2018/2020); Santo Antonio Energia and Madeira Energia (2018/2020); Renova Energia S/A (2020/2021 - Chairman of the Board); and Centrais Elétricas Brasileira S/A - Eletrobras, since 2019. He served as a member of the Fiscal Council at Petrobras (2018/2021) and is a Member of the Statutory Audit Committee of Eletrobras since 2019. (excerpt from resumé received by Petrobras)

Rodrigo de Mesquita Pereira. Mr. Rodrigo de Mesquita Pereira is Brazilian, lawyer, Bachelor of Law by the Law School of the University of São Paulo (1988); Post-graduate in "Diffuse and Collective Interests" by the Pontifícia Universidade Católica of São Paulo; Post-graduate in Business Management by Fundação Getúlio Vargas. Prosecutor of the Public Ministry of the State of São Paulo (1991-2001); Member of the Special Group of Water Resources of the Public Ministry of the State of São Paulo (1997/2001); Partner lawyer of the law firm Alves Ferreira & Mesquita Sociedade de Advogados. Fiscal Counselor at Companhia Energética de Minas Gerais - CEMIG - from 2016 to 2020; Alternate Member of the Fiscal Council of Petrobras from 2018 to 2019. He is currently a member of the Board of Directors of Petrobras. (resumé available in the current Petrobras Reference Form)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer